EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DECEMBER 31, 2004 AND 2003

GENERAL

The following Management's Discussion and Analysis of Southwestern Resources Corp. (the “Company” or “Southwestern”), dated as at March 14, 2005, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the years ended December 31, 2004 and 2003. Southwestern is a development stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially with the potential to host gold, silver and base metals, and is currently active in China and Peru. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

The Company conducts its exploration independently as well as through joint venture agreements with third parties whereby a third party earns an interest in the Company’s property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company’s properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project owned by a third party.

Following the retirement of George H. Plewes on August 1, 2004 the Company appointed W. David Black, who has been a director of Southwestern since 2000, as Chairman of the Board of Directors. Mr. Black brings a significant amount of depth and experience as a result of his long and distinguished career both as a lawyer and in his capacity as a director for numerous public companies.

The Board of Directors and management is very grateful to George Plewes, as one of the founders of Southwestern, for his contribution to the Company's success through his dedication, insightful guidance and tireless efforts to ensure the financial health of the Company over the past 14 years. Mr. Plewes will continue his relationship with the Company as a financial consultant.

OVERALL PERFORMANCE

During the year ended December 31, 2004, the Company raised gross proceeds of $40.8 million by issuing 2,300,000 common shares at a price of $17.75 per share and an additional $3.3 million pursuant to the exercise of stock options. The funds raised are being used to continue the extensive drilling program on the Boka Gold Project, to fund the Company's projects in Peru, and for general working capital.

In June 2004, the Company received shareholder and regulatory approval for a two-for-one stock split. The shares commenced trading on a split basis on June 15, 2004. Disclosure relating to common shares and stock options in the Management’s Discussion and Analysis and financial statements is presented on a split basis.

The Company's exploration programs on its three most active projects – the Boka Gold Project in China and the Liam and Antay projects in Peru – all progressed well during the year ended December 31, 2004.

Boka Gold Project – China

The Company's principal property is the Boka Gold Project in Yunnan Province, China, which Southwestern acquired in late 2002 and where an extensive drilling program is presently under way. The Boka Gold Project covers an area of 162.4 square kilometres of exploration concessions and mining leases located about 150 kilometres north of the capital city of Kunming in northern Yunnan Province and adjoins, along the southwest edge, the Dongchuan Copper Camp, which has been mined continuously since the 1950's.

The Company has earned a 90% interest in the joint venture company which holds the Boka Gold Project by contributing a total of $4,010,000 to the joint venture company and making a payment of US$1.7 million to Team 209 of the Nuclear Industry of Yunnan Province (“Team 209”), the joint venture partner. Team 209 retains a 10% carried interest in the joint venture company.

Southwestern Resources Corp.

The cash payment of US$1.7 million to Team 209 was made in January 2004 and as a result Team 209 ceased its small scale mining operations on Boka 1. As at December 31, 2004, the Company had spent an aggregate of approximately $12.2 million (includes $5.9 million in drilling costs) on the Project including the payment to Team 209.

Exploration work focused on drilling the Boka 1 Gold Zone on 100 metre by 50 metre spacing, extensive soil sampling, structural mapping and follow-up trenching and tunnelling on gold in soil anomalies.

To date, 81 drillholes have been completed, seven are in progress and the Company has received assay results for 58 holes. Drill results at Boka 1 North and Boka 1 South have shown good lateral and downdip continuity of the mineralization and high grade mineralization has been intersected in several holes including 77.45 metres of 10.2 grams per tonne gold in hole B04-49, 59.65 metres of 9.3 grams per tonne gold in hole B04-53 and 52.25 metres of 7.3 grams per tonne gold in hole B04-57. Drilling has now extended gold mineralization downdip over 300 metres. It is anticipated that a resource estimate will be available for the Boka 1 Gold Zone by the end of 2005.

On the regional soil program, over 9,000 samples have been collected to date on a 200 metre by 100 metre sampling grid. This survey has outlined several significant gold in soil anomalies which are in the process of being followed up by trenching and tunnelling. The most advanced follow-up work has been completed on the Boka 7 Lower Zone anomaly where trenching and tunnelling results delineated a new gold zone extending for at least 600 metres and up to 10 metres in thickness. This area is slated for drilling in 2005. In the southwest corner of the Boka Gold Project, an extensive gold in soil anomaly with values up to two grams per tonne gold represents an important target for follow-up. This anomaly is also consistent with broad elevated levels of copper and molybdenum.

Liam Project – Peru

The Company's main property in Peru, the Liam Gold-Silver Project, is located about 190 kilometres northwest of the city of Arequipa.

In November 2003, the Company executed a formal joint venture agreement with Newmont Peru Limited (“Newmont”) pursuant to which Newmont is earning a 50% interest in the Company's 100% owned Liam Core Area covering 3,500 hectares by spending US$5 million over a three year period, including a minimum expenditure of US$1 million and 5,000 metres of drilling in each year. Newmont has the option to earn an additional 10% by producing a positive feasibility study and a further 10% by funding all costs to place the Property into commercial production.

In addition, Newmont and Southwestern executed the Liam Regional Joint Venture Agreement under which both parties contributed exploration concessions covering a total of 81,789 hectares. Southwestern is the operator of the Liam Regional Joint Venture and each party is funding 50% of the initial US$5 million of expenditures over a five year period. In the first year, Newmont spent approximately US$1.6 million on the Liam Core Area and both partners spent a combined total of US$1.4 million on Liam Regional during 2004.

An aggressive program was completed in 2004 on both the Liam Core Zone and the Liam Regional Zone. The Liam Regional Zone was expanded and now occupies 91,195 hectares of exploration concessions. On the Liam Core Zone, Newmont, as operator, completed detailed sampling programs, geophysics, metallurgical studies, diamond drilling and reverse circulation drilling. A total of over 8,000 metres of drilling has now been completed on the Cerro Crespo and Cerro Queshca areas. The latest drilling has expanded the area of known mineralization at Cerro Crespo a further 200 metres to the north. This Zone will be tested with further drilling and Newmont is preparing a resource calculation for the Cerro Crespo Zone. At Cerro Queshca, several holes intersected significant mineralization including 24.55 metres of 6 grams per tonne gold and 67.6 grams per tonne silver. Further drilling is required to determine the extent of this mineralization.

Southwestern Resources Corp.

Exploration within the Liam Regional Zone resulted in the discovery of five gold-silver zones, four of which are associated with high sulphidation epithermal alteration and the fifth is located within a low sulphidation epither-mal system. The most significant of these zones are Astana and Careli. Astana has undergone an extensive surface channel sampling program over an area of 400 metres by 200 metres with the average of all samples indicating a grade of 0.8 grams per tonne gold and 65 grams per tonne silver.

Careli is located in the northeast portion of the Liam Regional Zone near the boundary of Liam and Minaspata. The area is underlain by a northwest-southeast trending domal feature extending for 700 metres in length and 200 metres wide in places. Within the domal feature, altered outcrops of vuggy silica occur within a broad area of overburden. Sampling of the outcrops indicates values generally between 0.2 grams per tonne to 0.5 grams per tonne gold with isolated areas containing gold values above 3.0 grams per tonne.

Both the Astana and Careli zones are slated for drilling in 2005.

Antay Project – Peru

The Antay Project, located in southern Peru, is comprised of 50,000 hectares of exploration concessions owned 100% by Southwestern. On December 23, 2004, the Company signed a letter agreement with Anglo American Exploration Peru S.A. (“Anglo”) on the Antay Project. Under the terms of the agreement, Anglo can earn 55% of the Antay Project by funding US$5 million in exploration expenditures over a five year period. Anglo has a further option to earn 70% of Antay by funding 100% of a bankable feasibility study. In a separate transaction, Anglo agreed to acquire US$5 million worth of Southwestern shares over a five year period payable in US$1 million increments. The first and second year subscriptions are a firm commitment. However, Anglo has the right to elect not to subscribe in respect of the third, fourth and fifth year subscriptions.

An aggressive exploration program was completed during the last quarter and included collecting 327 rock chip samples, 81 stream sediments, induced polarization geophysics and mapping of alteration. Results of this program have conclusively shown that the Property is underlain by a series of mineralized porphyries and an extensive oxide copper zone in the overlying quartzites. The largest of the porphyries is Sayta, located in the northern portion of the concessions with an exposed area of 1,000 metres by 500 metres. Sayta could be more extensive as it is overlain by quartzites and younger volcanics to the west and east. At Sayta, oxide copper near the contact with the underlying porphyry is common and hosted by breccias or distributed as disseminations along bedding. Sulphides are generally restricted to outcrops in the Livitaca River Valley, the bottom of which is about 400 metres below the copper oxide zone in quartzites. Although assay results in the porphyries are quite variable in places, copper grades can exceed 2% with associated molybdenum and gold.

The Antay Project has undergone a comprehensive surface exploration program including extensive rock chip sampling, stream sediment sampling, geological mapping and induced polarization geophysics. All of this work has shown that the Antay Property is underlain by several porphyry copper systems. A number of priority drill targets have been delineated.

Antay represents a new porphyry copper discovery in Peru and is located in the same structural belt controlling the Tintaya and Ferrobamba copper camps.

OTHER PROJECTS

Accha-Yanque Zinc Project – Peru

Ongoing exploration within the Accha-Yanque Zinc Project resulted in the discovery of several new oxide zinc zones within the Ferrobamba Limestone along a 30 kilometre northeast-southwest trending corridor on the western margin of the Apurimac Batholith. Of these new discoveries, trenching at Azulcancha and Capayocc exposed significant oxide zinc mineralization over good widths and strike lengths. As a result of increasing zinc prices, the Company has decided to conduct a pre-feasibility study on the Accha-Yanque Project. The Accha deposit, located in the northeast corner of the Project area, has undergone scoping studies by Pasminco Limited and Savage Resources Ltd. The scoping study concluded that Accha contained an indicated and inferred resource of nine million tonnes grading 9% zinc (prepared pursuant to JORC Code, Australia Code for Reporting of Mineral Resources and Ore Reserves) in the open pit category. Underground resources were not included in this calculation. Extensive metallurgical test work concluded that the Accha mineralization was amenable to solvent extraction electro-winning (SX-EW) treatment to produce zinc cathode. The above estimates are historical and are not considered a National Instrument 43-101 defined resource. The Company has not completed the work necessary to verify the classification of the resource and as such any historical estimates should not be relied upon.

Southwestern Resources Corp.

An aggressive drilling program is planned at Accha to upgrade resources to the measured category and outline further resources at Azulcancha and Capayocc.

Poracota Property – Peru

The Poracota Property in Peru was optioned in 2002 to Compania de Minas Buenaventura S.A.A. (“Buenaventura”) whereby the Company agreed to sell its 50% interest for US$4.5 million payable in installments with the largest payment of US$3.9 million due by February 2006. To date, the Company has received US$600,000. However, the Company has no assurance that the remaining payment of US$3.9 million will be received.

The Company also holds equity interests in a number of junior mining companies involved in gold, base metals and diamond exploration in Canada and China. The aggregate market value of these investments at December 31, 2004 was $9.1 million. (See note 8, “Investments” in the notes to consolidated financial statements.)

RESULTS OF OPERATIONS

The consolidated loss for the years ended December 31, 2004 and 2003 was $18.5 million or $0.44 per share and $8 million or $0.23 per share, respectively, reflecting an increase of $10.5 million from the previous year.

The increase arose due to stock-based compensation expense amounting to $12.4 million recorded as a result of grants totalling 1,793,000 stock options at a weighted-average price of $17.35 to directors, officers, employees and consultants in Canada, China and Peru.

Effective January 1, 2004, the Company was required to record stock-based compensation expense for all stock option grants during the year using a fair value based method. The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and does not affect the Company's equity nor is the Company required to make any payments for such transactions. (See “Critical Accounting Policies and Estimates.”)

General and administrative expense increased by approximately $757,000 from the previous year mainly due to an increase in salaries and consulting fees, shareholder information expense, legal and accounting fees and general office overhead and insurance costs.

General exploration expense relates to expenditures of a general reconnaissance nature along with some of the costs of maintaining the Company's foreign exploration offices. General exploration expense was slightly higher in 2004 due to general reconnaissance work conducted in China.

During the year ended December 31, 2004, the Company wrote off $3.2 million in resource property expenditures relating to various non-core properties in Peru ($1.5 million) and the Tecka Project in Argentina ($1.7 million). The Company discontinued funding exploration on the Tecka Project in early 2003 after conducting an initial exploration program. In comparison, $1.9 million was written off in 2003.

Southwestern Resources Corp.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars. The foreign exchange loss recorded in 2004 reflects, on average, a strengthening of the Canadian dollar since December 31, 2003.

Interest and other income of $1,127,000 for the year ended December 31, 2004 is comprised of interest earned on cash balances as well as management fees charged to affiliated companies pursuant to administrative services agreements. The increase is attributable to interest earned on higher cash balances resulting from financings completed in late 2003 and early 2004.

The gain on sale of investment of $108,000 (2003 – $40,000) relates to the sale of shares of Consolidated Jaba Inc., an investment the Company had written off in 2002.

The Company holds an equity interest in Aurora Platinum Corp. (“Aurora”) and Superior Diamonds Inc. (“Superior”). During the year ended December 31, 2004, the Company recorded a gain of $458,000 as its equity in the operations of affiliated companies compared with losses of $1,280,000 during 2003. The net gain recorded in 2004 relates to the Company's share of gains and losses recorded by Aurora (gain of $597,000) and Superior (loss of $139,000) during the year. The loss in 2003 was recorded as a result of the one time write off of Canabrava Diamond Corporation's Brazilian operations. The Company also recorded a deemed disposition gain of $537,000 (2003 – $174,000) as a result of share issuances by Aurora and Superior.

Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significant-ly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from such transactions.

Equity in operations of affiliated companies represents the Company's share of the net gains or losses for the reporting period in a significantly influenced company.

ANNUAL FINANCIAL INFORMATION

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated finan-cial statements. All dollar amounts are in Canadian dollars.

FOR THE YEARS ENDED DECEMBER 31	2004	2003	2002
(All numbers are in thousands except per share amounts)

FINANCIAL RESULTS
INTEREST AND OTHER INCOME	1,127	445	383
NET LOSS	(18,525)	(8,049)	(13,872)
LOSS PER SHARE*	(0.44)	(0.23)	(0.44)
FINANCIAL POSITION
WORKING CAPITAL	48,260	23,414	5,034
MINERAL PROPERTIES	23,587	15,526	12,241
TOTAL ASSETS	82,179	45,264	24,426
SHARE CAPITAL	149,476	107,635	80,879
DEFICIT	(83,800)	(62,275)	(57,226)
NUMBER OF COMMON SHARES ISSUED AND OUTSTANDING	42,786	39,122	33,096

*Loss per share is calculated based on the weighted-average number of shares outstanding.

Southwestern Resources Corp.

As at December 31, 2004, there were 2,702,000 stock options outstanding and exercisable. There were no warrants outstanding.

QUARTERLY FINANCIAL INFORMATION

2004 FISCAL QUARTER ENDED	4th Quarter December 31,2004	3rd Quarter September 30, 2004	2nd Quarter June 30, 2004	1st Quarter March 31, 2004
(All numbers are in thousands except per share amounts)
INTEREST AND OTHER INCOME	342	311	280	194
NET LOSS	(1,238)	(1,375)	(4,085)	(11,827)
LOSS PER SHARE*	(0.02)	(0.02)	(0.10)	(0.30)

2003 FISCAL QUARTER ENDED	4th Quarter December 31,2003	3rd Quarter September 30, 2003	2nd Quarter June 30, 2003	1st Quarter March 31, 2003
INTEREST AND OTHER INCOME	169	100	103	73
NET LOSS	(996)	(925)	(3,240)	(2,888)
LOSS PER SHARE*	(0.02)	(0.02)	(0.10)	(0.09)

*Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters reflects large variations in the first and second quarters between 2004 and 2003. During the first quarter of 2004, the increase was mainly due to stock-based compensation while the increase in the second quarter was due to the write off of certain non-core properties in Peru and Argentina.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company is in excellent financial condition with no long-term debt and working capital as at December 31, 2004 of $48.3 million compared with $23.4 million as at December 31, 2003.

The increase in working capital of $24.9 million is attributed to net proceeds of $41.8 million from equity financings and the exercise of stock options which was partially offset by mineral property and property, plant and equipment expenditures of $11.5 million ($11 million on a cash basis), net increase in investments due to share purchases of $1.4 million and operating expenditures of $4.0 million.

In March 2004, the Company received gross proceeds of $40,825,000 through the issuance of 2,300,000 common shares at a price of $17.75 per share to a syndicate of underwriters. The underwriters received a commission of 5% of gross proceeds.

The carrying value of mineral properties increased by $8.0 million reflecting exploration expenditures of $8.9 million incurred in China, mainly on the Boka Gold Project, and $2.3 million in Peru. The expenditures are offset by mineral property costs written off relating to projects in Peru and Argentina amounting to $3.2 million.

In March 2004, the Company acquired 1.4 million shares of Maxy Gold Corp. pursuant to the exercise of 1.4 million warrants at a price of $0.40 per share for $560,000 and 137,000 shares of Aurora pursuant to the exercise of 137,000 warrants at a price of $2.50 per share for $342,500. The Company also acquired 1.5 million shares of Superior at a price of $0.40 per share for $600,000.

As a result of equity gains and share purchases, the total carrying value of investments increased by $2.5 million.

The Company has commitments totalling $187,546 over two years (2005 – $132,386; 2006 – $55,160) pertaining to its leasehold obligations. With respect to other contractual obligations, there are no material changes during the current year that are outside the ordinary course of the Company’s business.

Southwestern Resources Corp.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Acquisition costs of mineral properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company’s share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

The Company’s financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, note receivable, investments and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) for accounting for “Stock-Based Compensation and Other Stock-Based Payments.” Under the CICA's amended recommendations, the fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that the options were granted, and provided note disclosure of pro forma net loss as if the fair value based method had been applied to stock options granted after January 1, 2002. The amended recommendations applied retroactively, with restatement of prior periods, and for the year ended December 31, 2003, had the effect of increasing net loss by $321,000, and increasing deficit and contributed surplus by $684,000. For the year ended December 31, 2002, the effect was an increase in the Company’s net loss and deficit by $363,000.

For the year ended December 31, 2004, the total compensation expense related to the fair value of stock options was $12,377,000 (2003 – $728,000). These fair values were determined using the Black-Scholes options pricing model with the following weighted-average assumptions: no dividends are to be paid; expected volatility of 47% (2003 – 96%); risk-free interest rates of 5% (2003 – 5%) and expected life of 3.5 years (2003 – 5 years).

With respect to Asset Retirement Obligations, application of the new standard would have no impact on the Company’s financial disclosure.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company paid a total of $808,781 (2003 – $520,573) in consulting and management fees to directors and companies controlled by John Paterson, President and CEO, and Daniel Innes, Vice President, Exploration. Fees paid to Mr. Paterson and Mr. Innes are charged on a per diem basis while the former and current Chairman's compensation is based on a monthly fee. The current Chairman, who is an independent director, receives a monthly fee of $10,000 ($40,000 was paid in 2004), and two other independent directors received fees totalling $41,250 in 2004. The Company received management fees totalling $192,000 (2003 – $240,000) from Aurora ($8,000 per month), Superior ($4,000 per month) and Lake Shore Gold Corp. ($4,000 per month).

Southwestern Resources Corp.

CORPORATE GOVERNANCE

The concept of corporate governance has become an integral part of every public company's day-to-day existence. The Company's Board of Directors follows recommended corporate guidelines for public companies to ensure transparency and accountability to shareholders.

The current Board of Directors is comprised of five individuals, three of whom are neither officers or employees of the Company and are unrelated in that they are independent of management. The audit committee is comprised of three directors who are independent of management. Two of the three audit committee members are professional accountants.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has also undertaken the task of evaluating the internal controls and disclosure controls in order to comply with certification requirements of Sections 404 and 302 of the Sarbanes-Oxley Act.

RISKS AND UNCERTAINTIES

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include share price volatility, uncertainty of additional financing, competition, title risks, political, environmental and insurance risks, fluctuations in mineral prices and foreign currencies, risks relating to statutory and regulatory compliance as well as political and economic uncertainty in developing countries. The specifics of the Company's “risks” are detailed in disclosures with the heading “Risk Factors” in the Company's periodic filings with securities regulators.

OUTLOOK

The Company expects to focus the majority of its exploration activities in China and Peru and will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Southwestern will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets. In management's view, the Company's cash position is more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

ADDITIONAL INFORMATION

Additional information is provided in the Company's audited consolidated financial statements for the years ended December 31, 2004 and 2003 and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

Southwestern Resources Corp.